SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No.  )

                       SHARED TECHNOLOGIES CELLULAR, INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                  819487 10 9
                                 (CUSIP Number)























         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No. 819487 10 9

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         George W. Mauerman
- ------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)/ /
                                                                        (b)/ /
- ------------------------------------------------------------------------------
3        SEC USE ONLY

- ------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- ------------------------------------------------------------------------------
  NUMBER OF             (5)   SOLE VOTING POWER . . . . . . . . . . 157,675
   SHARES
 BENEFICIALLY           (6)   SHARED VOTING POWER . . . . . . . . . 0
  OWNED BY
    EACH                (7)   SOLE DISPOSITIVE POWER. . . . . . . . 157,675
 REPORTING
  PERSON                (8)   SHARED DISPOSITIVE POWER. . . . . . . 508,166
   WITH
- ------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   665,841
- ------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    / /
- ------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   9.0%
- ------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON

   IN
- ------------------------------------------------------------------------------





CUSIP No. 819487 10 9

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         George S. Mauerman
- ------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)/ /
                                                                        (b)/ /
- ------------------------------------------------------------------------------
3        SEC USE ONLY

- ------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- ------------------------------------------------------------------------------
  NUMBER OF             (5)   SOLE VOTING POWER . . . . . . . . . . 508,166
   SHARES
 BENEFICIALLY           (6)   SHARED VOTING POWER . . . . . . . . . 0
  OWNED BY
    EACH                (7)   SOLE DISPOSITIVE POWER. . . . . . . . 0
 REPORTING
  PERSON                (8)   SHARED DISPOSITIVE POWER. . . . . . . 508,166
   WITH
- ------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   508,166
- ------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    /X/
- ------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   6.9%
- ------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON

   IN
- ------------------------------------------------------------------------------






Item 1.

         (a)      Name of Issuer:

              Shared Technologies Cellular, Inc. (the "Issuer")

         (b)      Address of Issuer's Principal Executive Offices:

              100 Great Meadow Road, Suite 102, Wethersfield,
              Connecticut, 06109


Item 2.

         (a)      Name of Person filing:

              The Reporting Persons are George W. Mauerman ("GWM") and
George S. Mauerman ("GSM"), individually and as Trustee of the Adrien W. Mauerman Testamentary Trust dated July 18, 1986 (the "Trust"). GSM is the father of GWM and is the Trustee of the Trust, which is a trust domiciled in the State of Oklahoma for the benefit of the children of GSM, and each of their respective heirs. GWM has trading authorization over the accounts of GSM and the Trust held at the brokerage firm of Smith Barney, Harris Upham & Co. Inc. ("Smith Barney") and, as previously discussed, is a beneficiary of the Trust.

         (b)      Address of Principal Business Office:

               The business address of each of the Reporting Persons is 6585 S. Yale, Suite 500, Tulsa, OK 74136.

         (c)      Citizenship:

               GWM and GSM are citizens of the United States.

         (d)      Title of Class:

               Common Stock, par value $0.01 per share (the "Shares")

         (e)      CUSIP Number:

               819487 10 9

Item 3.  Filings Pursuant to Rules 13d-1(b) or 13d-2(b)

         Not applicable

Item 4.  Ownership

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds 5 percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount Beneficially Owned:

              This statement on Schedule 13G relates to an aggregate total of 665,841 Shares (approximately 9.0% of the issued and outstanding Shares of the Issuer as of September 28, 1998 based on information contained in the Issuer's most recent filing with the Securities and Exchange Commission), including 83,333 Shares acquirable under warrant within the next 60 days, beneficially owned by the Reporting Persons. GWM may be considered the beneficial owner of 665,841 Shares of Common Stock, which consist of (i) 132,675 Shares owned by GWM; (ii) 25,000 Shares subject to warrants held by GWM; (iii) 170,500 Shares owned by GSM individually, for which GWM has trading authority; and (iv) 279,333 Shares owned by, and 58,333 Shares subject to warrants held by, GSM as Trustee, for which GWM has trading authority. GSM individually and as Trustee may be considered the beneficial owner of 508,166 Shares, which consist of (i) 170,500 Shares owned by GSM individually and (ii) 279,333 Shares owned by, and 58,333 Shares subject to warrants held by, GSM as Trustee. GSM also may be deemed to be the beneficial owner of 157,675 Shares beneficially owned by his son, GWM, but disclaims such beneficial ownership.


         (b)      Percent of Class:

                  For GWM 9.0%
                  For GSM 6.9%


         (c) Number of shares of Common Stock as to which the Reporting Person has:

                  For GWM

                  (i)      Sole power of vote or to direct the vote:
                           157,675

                  (ii)     Shared power to vote or to direct the vote:
                           0

                  (iii)    Sole power to dispose or to direct the disposition:
                           157,675

                  (iv)     Shared power to dispose or to direct the disposition:
                           508,166

                  For GSM

                  (i)      Sole power of vote or to direct the vote:
                           508,166

                  (ii)     Shared power to vote or to direct the vote:
                           0

                  (iii)    Sole power to dispose or to direct the disposition:
                           0

                  (iv)     Shared power to dispose or to direct the disposition:
                           508,166


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         No other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.


Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 1998



                                              /s/ George W. Mauerman
                                            ------------------------------------
                                              George W. Mauerman


                                              /s/ George S. Mauerman
                                            ------------------------------------
                                              George S. Mauerman


                  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs this statement shall be typed or printed beneath his signature.

                  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (SEE 18 U.S.C. 1001).